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                                                            EXHIBIT 12(a)(1)(x)

[GM LOGO]

                                                                 April 24, 2000

                         IMMEDIATE ATTENTION REQUIRED

Dear GM Savings Plan Participant:

   Earlier this year, General Motors announced that it would be conducting an exchange offer, whereby owners of GM $1 2/3 par value common stock may voluntarily exchange some or all of their shares of GM $1 2/3 par value common stock for shares of GM Class H common stock. GM has now commenced the exchange offer and participants in any of the GM Savings Plans who hold GM $1 2/3 par value common stock within their savings plan accounts are eligible to participate in the exchange offer. The GM Savings Plans eligible to participate in this offer are the GM Savings-Stock Purchase Program, the GM Personal Savings Plan and the Saturn Individual Savings Plan.

   This package, which includes this letter and question and answer document, a letter from the Chairman, the Offering Circular-Prospectus and the Instructions to the Letter of Transmittal, provides you with detailed information about the exchange offer as well as the procedure you must follow if you wish to participate in the exchange offer through your GM Savings Plan account. We strongly recommend that you read this material carefully.

   If you own shares of GM $1 2/3 par value common stock in more than one savings plan or hold GM $1 2/3 par value common stock outside your GM Savings Plan account, you will receive separate instructions relating to those shares and you will need to tender those shares separately.

How to Participate in the Exchange Offer Through Your GM Savings Plan Account

   If you want to participate in the exchange offer you must call the GM Investment Service Center during the exchange election period at 1-800-489-4646. If you are calling from outside the United States or Canada, the number is 1-606-491-8257 (this is not a toll-free number, but you may call collect by instructing the local operator to place the collect call), and if you are hearing and/or speech impaired, you may call a special TTY number, 1-800-655-0969. You can make your exchange election through the Voice Response System
(VRS) or by speaking to a service representative. The VRS is available 24 hours a day. Service representatives are available Monday through Friday from 8:30 a.m. through 12:00 midnight, Eastern Time. The exchange election period for the GM Savings Plans begins at 8:30 a.m. on Monday, April 24, 2000 and ends at 4:00 p.m., Eastern Time, Tuesday, May 16, 2000.

Determining How Much to Exchange

   If your savings plan account holds assets in the GM $1 2/3 Par Value Common Stock Fund, you may elect to exchange all or a percentage of your eligible GM $1 2/3 Par Value Common Stock Fund assets into the GM Class H Common Stock Fund. The GM $1 2/3 Par Value Common Stock Fund assets you wish to exchange must be specified as a whole percent. YOU MAY NOT ELECT A SPECIFIC DOLLAR AMOUNT OR SHARE AMOUNT TO BE EXCHANGED.

   You may increase, decrease or cancel your exchange election percent at any time during the GM Savings Plans exchange election period by calling the GM Investment Service Center at the telephone numbers and during the times stated above.
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   If you decide to make an exchange election, remember that at the time the
GM Savings Plans exchange election period closes (Tuesday, May 16, 2000, at 4:00 p.m., Eastern Time), the balance in your GM $1 2/3 Par Value Common Stock Fund account may have changed as a result of fund exchanges you may have initiated and/or contributions and loan payments that may have been posted to your account during the exchange election period. Your exchange election percent will be applied to your GM $1 2/3 Par Value Common Stock Fund balance as of Tuesday, May 16, 2000 at 4:00 p.m., Eastern Time.

   As a plan participant, your exchange election will serve as a direction to the plan Trustee, State Street Bank and Trust Company. To the extent it is consistent with ERISA and the Internal Revenue Code, the Trustee will tender shares equivalent to the current value of your election percent in accordance with your direction.

Impact of the Exchange Election on Your Account

   If you elect to exchange all or a percentage of your GM $1 2/3 Par Value Common Stock Fund assets for GM Class H Common Stock Fund assets, commencing after the close of the GM Savings Plans exchange election period, (Tuesday, May 16, 2000, 4:00 p.m., Eastern Time), your GM $1 2/3 Par Value Common Stock Fund will be frozen until the administrative processing is complete.

   During the period that your GM $1 2/3 Par Value Common Stock Fund is frozen, you will be temporarily suspended from initiating any transactions involving such Fund. The suspended transactions include loans, withdrawals, distributions and fund exchanges from the GM $1 2/3 Par Value Common Stock Fund.

Impact on Your Account of Not Making an Election in the Exchange Offer

   If you do not want to exchange any of your GM $1 2/3 Par Value Common Stock Fund assets, there is nothing you need to do. If you do not call the GM Investment Service Center to request an exchange during the exchange election period, you will be considered to have made an election NOT to exchange. Thus, your GM $1 2/3 Par Value Common Stock Fund will not be frozen at the conclusion of the exchange election period.

   GM has hired an information agent, Morrow & Company, to answer general questions about the exchange offer. Please note that Morrow & Company will only address questions regarding the terms and conditions of the exchange offer. Morrow & Company CANNOT answer questions about your GM Savings Plan account and the GM Investment Service Center CANNOT address any questions related to the exchange offer. If you have questions or want to discuss your GM Savings Plan account, you must call the GM Investment Service Center.

   The material contained in this package is intended to provide you with information related to the exchange offer. Please read the Offering Circular-Prospectus carefully before deciding to participate in the exchange offer. The ratio at which shares of GM Class H common stock will be exchanged in this offer for shares of GM $1 2/3 par value common stock is stated in Question 8 of the Offering Circular-Prospectus. Also, please refer to the question and answer document that is included in this package.

                                          Sincerely,

                                          The GM Investment Service Center
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               Questions & Answers Concerning the Exchange Offer

May I participate in the exchange offer?

   You are eligible to participate in the exchange offer if you participate in any one of the GM Savings Plans (i.e., the GM Savings-Stock Purchase Program, the GM Personal Savings Plan and the Saturn Individual Savings Plan) and your account holds assets in the GM $1 2/3 Par Value Common Stock Fund at the time that the GM Savings Plans exchange offer election period ends (on Tuesday, May 16, 2000, 4:00 p.m., Eastern Time).

How do I decide whether to participate in the exchange offer?

   To decide whether to participate in the exchange offer, review all the material contained in this package, including the Offering Circular-Prospectus. You may also want to consult with your tax and/or financial advisor before making a final decision.

How do I make my election to exchange my GM Savings Plan assets in the GM $1 2/3 Par Value Common Stock Fund?

   If you wish to exchange assets from your GM $1 2/3 Par Value Common Stock Fund, you must call the GM Investment Service Center at 1-800-489-4646 during the exchange election period and make your election through the Voice Response System (VRS) or by speaking with a service representative. If you are located outside the United States or Canada, you will need to place a collect call (or instruct the local operator to place a collect call) to 1-606-491-8257. Service representatives are available Monday through Friday during the hours of 8:30 a.m. until 12:00 midnight, Eastern Time.

If I elect to participate in the exchange offer through my GM Savings Plan account, how much can I exchange?

   You may elect to exchange all or a portion of your eligible assets in the GM $1 2/3 Par Value Common Stock Fund. Your election must be in whole percents. No specific dollar amount or share amount election will be permitted.

   Remember, if you do nothing during the exchange election period, you will be deemed to have made an election NOT to exchange any of your assets in the GM $1 2/3 Par Value Common Stock Fund.

If I elect to participate in the exchange offer, will the GM matching contributions in my GM Savings-Stock Purchase Program account be included?

   The eligible assets in your GM Savings-Stock Purchase Program account will automatically include any GM matching contributions that are invested in the GM $1 2/3 Par Value Common Stock Fund and were contributed to your account by GM prior to January 1, 2000. However, as per the plan's required retention provision, GM matching contributions contributed after December 31, 1999 will not be included in the exchange.

Can I change my mind after I elect to exchange my assets in the GM $1 2/3 Par Value Common Stock Fund?

   Yes. You may withdraw your exchange directive any time before the exchange offer expires at 4:00 p.m., Eastern Time, on Tuesday, May 16, 2000.

Why is the closing date for the exchange election period earlier in the GM Savings Plans than for the general public?

   The GM Savings Plans election period will close on May 16, 2000, three days earlier than for the general public, to enable the plan administrator to tabulate the plan participants elections and transmit the election results to the trustee and exchange agent for the exchange offer prior to the expiration date of the exchange offer.
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What happens if GM declares a quarterly dividend on GM $1 2/3 par value common stock during the exchange period and I have made an election to exchange all or a portion of my assets in the GM $1 2/3 Par Value Common Stock Fund?

   If a dividend is declared with a record date before the completion of the exchange offer, you will be entitled to that dividend even if you have made an election to tender all or a portion of your assets in the GM $1 2/3 Par Value Common Stock Fund provided you held such assets on the record date for the dividend. Tendering your assets in the $1 2/3 Par Value Common Stock Fund in the exchange offer is not a sale or transfer of the assets until they are accepted by GM for exchange upon completion of the exchange offer.

If I elect to participate in the exchange offer through my GM Savings Plan account, will I receive anything confirming the exchange?

   Yes. After the exchange offer has been completed and your Savings Plan account is updated, Fidelity will send you a confirmation statement acknowledging your election to participate in the exchange and the percentage amount you elected.

Who should I call if I have questions or want copies of additional documents related to the exchange offer?

   You may call the information agent, Morrow & Company, to (1) ask any questions related to the exchange offer, or (2) request additional documents at 1-877-816-5329 (toll free) in the United States or 1-212-754-8000 (collect) elsewhere. You may also obtain free copies of other documents publicly filed by General Motors at the Securities and Exchange Commission's website at www.sec.gov or at the General Motors website at www.gm.com.

As a savings plan participant, I elected to participate in the exchange offer. Once the GM Class H Common Stock Fund assets have been posted to my account, can I exchange out of this Fund?

   You may exchange out of the GM Class H Common Stock Fund at any time; however, this Fund imposes a 1.0% redemption fee on assets that are held less than 90 days. This redemption fee is deducted from the assets redeemed. The redemption fee is paid to the Fund and helps protect the Fund's performance and stockholders by discouraging frequent trading in response to short-term market fluctuations.